    As filed with the Securities and Exchange Commission on October 14, 1997

                                                              File No. 333-15709
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM N-2

                      (Check appropriate box or boxes.)
[ ]         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]                     Pre-Effective Amendment No. __
[x]                     Post-Effective Amendment No. 1

                       ALLIED CAPITAL LENDING CORPORATION
                Exact Name of Registrant as Specified in Charter

                       c/o Allied Capital Advisers, Inc.
                         1666 K Street, N.W., 9th Floor
                          Washington, D.C.  20006-2803
                     Address of Principal Executive Offices

      Registrant's Telephone Number, including Area Code:  (202) 331-1112

            William L. Walton, Chairman and Chief Executive Officer
                         Allied Capital Advisers, Inc.
                         1666 K Street, N.W., 9th Floor
                          Washington, D.C.  20006-2803
                     Name and Address of Agent for Service

                                    Copy to:
                            Steven B. Boehm, Esquire
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404

                 Approximate Date of Proposed Public Offering:
    From time to time after the effective date of the Registration Statement

If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: [ ]

It is proposed that this filing will become effective (check appropriate box)

         [x]  when declared effective pursuant to Section 8(c).

         [ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___-_______.

                          DEREGISTRATION OF SECURITIES

         This Post-Effective Amendment No. 1 to the registration statement on Form N-2 under the Securities Act of 1933 (File No. 333-15709) (the "Registration Statement") is being filed by Allied Capital Lending Corporation, a Maryland corporation (the "Registrant"), for the purpose of removing from registration the securities registered thereon which remain unsold at the termination of the offering. As reflected in Pre-Effective Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which was filed with the U.S. Securities and Exchange Commission (the "Commission") on December 19, 1996, the Registration Statement registered the offering of 1,244,914 shares of the Registrant's common stock, $0.0001 par value ("Shares"), by a selling stockholder affiliated with the Registrant.

         Using the definitive Prospectus Supplement, Prospectus, and Statement of Additional Information dated December 20, 1996, Allied Capital Corporation, a Maryland corporation which was then the owner of 1,244,914 Shares representing approximately 24% of the Registrant's outstanding common stock, sold 400,000 Shares on that date through an underwriter. No Shares have been offered, sold, or otherwise distributed pursuant to the Registration Statement subsequent to that transaction.

         As a condition of relying on Rule 415 under the Securities Act of 1933 (the "1933 Act") to register securities for an offering to be made on a continuous or delayed basis in the future, the Registrant furnished in Part C of Amendment No. 3 the undertaking required by Item 33.4 of Form N-2 to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Pursuant to that undertaking, the Registrant hereby removes from registration the 844,914 Shares that remain unsold as of the date of filing hereof.

         On September 26, 1997, the Registrant filed with the Commission another registration statement on Form N-14 under the 1933 Act (File No. 333-36459), which it may amend from time to time, to register an offering of Shares that is separate and distinct from the offering covered by the Registration Statement being amended hereby. The prospectus and statement of additional information included in the N-14 registration statement, any amendments thereto, and any adjustments thereof as filed with the Commission pursuant to Rule 497 under the 1933 Act do not relate to the offering of securities being removed from registration hereby.

         According to Rule 478(a)(4) under the 1933 Act, all persons signing a registration statement under the 1933 Act shall be deemed, in the absence of a statement to the contrary, to confer upon the registrant the power to amend the registration statement by reducing the amount of securities registered, pursuant to an undertaking contained in the registration statement. Because the Registration Statement contained no such statement to the contrary, the Registrant is deemed to have such power.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 13th day of October, 1997.

                                  ALLIED CAPITAL LENDING CORPORATION

                                         /s/ Jon A. DeLuca
                                  By:
                                      -----------------------------------------
                                         Jon A. DeLuca
                                         Principal, Treasurer and Chief
                                         Financial Officer